2150 Kittredge St. Suite 450	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Kraft Heinz Company
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 2150 Kittredge St. Suite 450, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Kraft Heinz Company
Vote Yes: Item #5 - Disclosure of Pesticide Management

Annual Meeting: September 12, 2019

CONTACT: Christy Spees | cspees@asyousow.org

RESOLVED: Shareholders request that Kraft Heinz Company disclose its actions related to reducing synthetic pesticide use in the company’s agricultural supply chains including any metrics by which the company can demonstrate year-over-year-progress.

Pesticides are chemicals engineered to kill plants or insects; they are toxic by design. As the use of these chemicals have become more prevalent in farming, researchers are identifying a growing number of health and environmental harms caused by their use. Pesticides have been linked to many cancers, neurological disorders in adults, and birth defects, asthma, and neurodevelopmental problems in infants and children. 1,2,3

Pesticides also harm the environment. Environmental consequences from pesticides include reductions in pollinator species critical to the production of food,4 pollution of drinking water sources,5 and destruction of neighboring farmland.6 All of these consequences threaten the future of the agricultural supply chains on which Kraft Heinz relies.

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1 https://deainfo.nci.nih.gov/advisory/pcp/annualReports/pcp08-09rpt/PCP_Report_08-09_508.pdf

2 https://pediatrics.aappublications.org/content/130/6/e1765.full

3 https://onlinelibrary.wiley.com/doi/abs/10.1111/j.1552-6909.2009.01092.x

4 https://www.npr.org/2018/09/25/651618685/study-roundup-weed-killer-could-be-linked-to-widespread-bee-deaths

5 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC2946087/

6 https://www.npr.org/sections/thesalt/2017/10/07/555872494/a-wayward-weed-killer-divides-farm-communities-harms-wildlifean

2019 Proxy Memo
Kraft Heinz Company | Disclosure of Pesticide Management

The harms associated with increased pesticide use in food products are generating material risk for food companies. Consumer concern regarding non-natural constituents in food is growing, resulting in shifting consumer preferences toward clean food products, including food raised without pesticides.7,8 Recent sales data indicate consumers are moving away from Kraft’s products.9, A policy of reducing or ending pesticide use may help bolster the Company’s image.

Regulatory and legal risks for food companies are also increasing. Recently, after the most common pesticide – RoundUp – was found by multiple juries to have caused cancer in individuals, a flood of class action lawsuits were filed against food manufacturers.10 Additionally, consumer advocacy groups have petitioned for more protective regulatory standards and have also begun testing and publicizing products that contain chemical residues, exposing the companies behind them.11 Certain states have begun imposing full bans on the most harmful chemicals.12

Despite all of this, Kraft Heinz has not made any commitments to increase disclosure, transparency, or accountability regarding pesticides in its vast agricultural supply chains. Furthermore, and to its detriment, the company does not report on sustainable agriculture measures more broadly.

The company notes in its opposition to this proposal that it conducted a materiality assessment upon its formation in 2015 to identify important issues to stakeholders. In fact, this materiality assessment found that sustainable sourcing/agriculture was of high importance to stakeholders and high in its impact to the Kraft Heinz’ business.13 Yet, the company has not disclosed plans to address sustainable sourcing of its products or any programs to improve its agriculture supply chain practices.

The company mistakenly argues that pesticides are essential to sustaining the food supply. This false notion is increasingly proving outmoded and dangerous.14 Researchers find that farmers can eliminate many pesticides without damaging yield;15 moreover, the use of pesticides threatens crop sustainability by damaging pollinator populations vital to crop production,16 and by creating pesticide-resistant “superweeds”17.

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7 https://www.consumerreports.org/media-room/press-releases/2015/03/my-entry/

8 https://www.forbes.com/sites/nancygagliardi/2015/02/18/consumers-want-healthy-foods-and-will-pay-more-for-them/#547ad81675c5

9 http://ir.kraftheinzcompany.com/news-releases/news-release-details/kraft-heinz-reports-preliminary-financial-results-first-half; https://seekingalpha.com/article/4284281-kraft-heinz-buy-dip

10 https://www.foodnavigator-usa.com/Article/2018/08/21/And-now-the-food-lawsuits-General-Mills-sued-over-glyphosate-residue-post-Monsanto-289m-verdict

11 https://www.ewg.org/news-and-analysis/2019/02/glyphosate-contamination-food-goes-far-beyond-oat-products

12 https://www.washingtonpost.com/climate-environment/2019/05/08/california-ban-controversial-pesticide-citing-effect-child-brain-development/

13 https://www.kraftheinzcompany.com/pdf/KHC_CSR_2017_Full.pdf

14 https://www.theguardian.com/environment/2017/mar/07/un-experts-denounce-myth-pesticides-are-necessary-to-feed-the-world

15 https://www.nature.com/articles/nplants20178

16 https://foe.org/toxic-acres/

17 https://www.scientificamerican.com/article/weeds-are-winning-the-war-against-herbicide-resistance1/

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2019 Proxy Memo
Kraft Heinz Company | Disclosure of Pesticide Management

Kraft Heinz claims to be sufficiently reporting on its actions related to sustainable sourcing. However, the company’s most recent Corporate Social Responsibility report merely states that suppliers are asked to follow “Good Agricultural Practices,” but neither describes those practices nor discloses how or if the company measures supplier performance.

Other major food companies are providing significantly more disclosure.

•	General Mills has disclosed several strategies for reducing pesticides in its supply chains,[18] including supporting farmers to transition to regenerative agriculture practices and outlining pesticides metrics through which it will measure progress;

•	Unilever has already phased out World Health Organization class 1 pesticides and is committed to phasing out class 2 pesticides by 2020;

•	Sysco reports on the amounts of pesticides avoided through its Integrated Pest Management program.

Kraft Heinz is the fifth largest food and beverage company in the world. Given its immense impact and reliance on the chemical-intensive agricultural system, and its growing consumer preference problem, it is imperative that the company begin addressing the issue of pesticide use in its supply chain and disclose information that demonstrates any progress in reducing risks related to pesticide use.

By failing to develop a sustainable agriculture plan with disclosed metrics for pesticide reduction, among other measures, Kraft Heinz is poorly positioned to deal with the growing threats associated with non-sustainable agricultural practices, including maintaining a status quo system of massive pesticide use in its supply chain. Material risks include the potential for litigation, increased regulatory requirements for which it is unprepared, and physical threats resulting from poor agricultural practices such as increasingly pesticide-resistant weeds, increasing residues of more toxic pesticides as they become necessary, and climate change related impacts exacerbated by chemical farming practices that leave little room for adjustment.

This shareholder proposal is a request for disclosure regarding any current and proposed strategies which the company may have in place or be considering to address the critical issue of sustainable agriculture and reduced pesticide use. Specific and quantitative information is necessary for investors to assess the quality of management practices, assess risk, and make informed investment decisions. As demonstrated by recent earnings reports, if the company continues to deny or fail to acknowledge the dramatic shift in consumer preferences for healthy, safe, natural, and sustainable foods, it will risk its long-term competitive advantage.

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18 https://www.generalmills.com/en/Responsibility/Sustainability/Pesticides

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